EMR Technology Solutions, Inc.

90 Washington Valley Road ● Bedminster ● NJ 07921 ● Telephone (908) 997-0617 ● Fax (908) 953-0797

January 4, 2017

Barbara C. Jacobs

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EMR Technology Solutions, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed December 15, 2016
File No. 000-55715

Dear Ms. Jacobs:

By letter dated December 29, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided EMR Technology Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G filed on December 15, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Item 1A. Risk Factors, page 4

1.	In response to prior comment three, you provide additional disclosure regarding your business. In this regard, we note that you have three full-time employees and one part-time employee. We further note that Messrs. Adiletta, Holden, and Carrick serve as executives of other reporting companies. Please disclose how each of your executive officers will allocate his time between EMR Technologies and the other corporate responsibilities they have. In addition, please address any material potential conflicts of interest.

Response: We have disclosed how each of our executive officers will allocate his time between the Company and the other corporate responsibilities they have. In addition, we have addressed that to the best of the Company’s knowledge there are no material potential conflicts of interest.

2.	Please revise your risk factor on page 10 regarding your subscription price or advise. This disclosure does not appear applicable to this Form 10 registration statement.

Response: We have revised our risk factor on page 10 regarding our subscription price by removing such risk factor as it is not applicable.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John X. Adiletta

John X. Adiletta

Chief Executive Officer

EMR Technology Solutions, Inc.

90 Washington Valley Road

Bedminster, NJ 07921